EXHIBIT 1.05

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Recognized as a Leader by Independent Research

Firm’s Latest CRM Software Reports

CDC Pivotal CRM 6.0 Recognized for Delivering Compelling User Interface, Flexibility and a Quick-to-Implement Solution

SHANGHAI, ATLANTA, June 17, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced it was recognized as a leader in “The Forrester Wave™: CRM Suites For Large Organizations, Q2 2010” and “The Forrester Wave™: CRM Suites For Midsized Organizations, Q2 2010.”

In the “Forrester Wave: CRM Suites for Large Organizations,” Forrester evaluated 18 leading customer relationship management (CRM) suite solutions against 516 criteria reflecting the requirements of large organization. In that report, CDC Software was among six vendors recognized as a leader and cited for gaining ground with flexible, quick-to-implement solutions.

Also, in the “The Forrester Wave™: CRM Suites For Midsized Organizations, Q2 2010,” Forrester evaluated 19 leading CRM suite solutions against 516 criteria reflecting the requirements of midsized organizations. CDC Software was among seven vendors cited for gaining ground with flexible, quick-to-implement solutions, priced for the midmarket.

According to the Forrester report, “Pivotal’s strengths include low license costs and strong sales force automation, marketing, customer data management, and internationalization capabilities. It also provides sound eCommerce functionality. The product offers native support for rich Internet application frameworks such as Ajax and Microsoft Silverlight to provide a better UI than can traditionally be accomplished through Internet applications and make them more similar to desktop applications. This promotes higher user adoption and productivity, which is the linchpin for value realization from CRM solutions.”

“Forrester Research’s latest CRM reports indicate CDC Pivotal CRM’s position as a leader in the CRM space,” said Jason Rushforth, president of Front Office solutions for CDC Software. “We believe that Pivotal CRM is a clear choice for small and medium-size organizations, as well as large enterprises, seeking rich CRM functionality, consistent customer experience management, fast implementation, easy configuration and personalization, and low maintenance, all with the ease of use and affordability.”

CDC Pivotal CRM 6.0 is a customer relationship management platform based on Microsoft.NET Framework 3.5, Windows 7, Windows Server, and Microsoft’s SQL Server. It provides task-based navigation, embedded Microsoft Office SharePoint Server 2007 and Microsoft Office System 2007 applications, easy customization, a smart client user interface, high-user adoption and a low total cost of ownership (TCO). CDC Pivotal CRM is a highly flexible CRM solution that addresses the unique industry-specific requirements of certain targeted markets and easily and cost-effectively adapts to company-specific business practices.

The tight integration with Microsoft Office Outlook 2007 (including calendaring, task and e-mail capabilities) within the platform allows users to complete much of their daily work without having to leave their CRM system. Pivotal CRM features also provide easier customization, enhanced searching and reporting capabilities, the flexibility to conform to a company’s way of doing business and ease of use, all of which helps to increase user adoption and lead to overall higher worker productivity.

About Pivotal CRM

Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly-flexible application platform, a full-customer-relationship-management application suite, and best-in-class customization abilities, all with a low total cost of ownership. The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile and handheld, partner management, and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM, please visit www.pivotalcrm.com.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and includes statements relating to our beliefs regarding the leadership role of Pivotal 6.0, our beliefs regarding the functionality of Pivotal 6.0 and the benefits thereof for users, including increases in productivity, beliefs regarding customer and user preferences, our beliefs regarding the time and labor savings provided by Pivotal 6.0 and the ease of implementation thereof, the ability of Pivotal CRM 6.0 to address the needs of the market such as the ability to improve efficiencies, improve customer service, drive cost savings and competitive advantage and other statements. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the market; the continued ability of Pivotal CRM solutions to address industry-specific requirements of companies demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow companies to compete more effectively and changes in the type of information required to compete in the targeted vertical markets. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Software Corporation in its Annual Report for the year ended December 31, 2009 on Form 20-F filed on June 1, 2010. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.